Exhibit 99.1

News Release

ADD Inc Signs Letter of Intent to merge with Stantec
Firm will expand Stantec’s Buildings team

New York, NY/Edmonton, AB; (August 13, 2014) NYSE, TSX:STN

ADD Inc, a 210-person architecture, interior design, planning, and branding firm based in Boston, Massachusetts and Miami, Florida has signed a letter of intent to merge with North American design firm Stantec. The deal, which helps Stantec strengthen its capabilities in the Buildings business line in the eastern United States, is expected to close in September.

“One of the strongest opportunities for growth in North America is its urban centers,” says Stantec president and CEO, Bob Gomes. “ADD Inc’s background in urban markets with projects in commercial development, workplace design, mixed-use housing, hospitality, retail, and academic institutions gives us a platform to continue growing in these areas across the country.”

ADD Inc focuses on architecture, interior design, planning, and branding services. The firm serves multifamily housing, hospitality, retail, higher education, and corporate office developer and end user clients. Some of the company’s most notable projects include the Massachusetts College of Art’s “Tree House” residence, whose exterior features an organic mosaic of over 5,000 composite aluminum panels. The building is hailed as one of Boston’s most innovative new high rises and named one of four finalists in the Americas by the Council on Tall Buildings and Urban Habitat’s Best Tall Building Competition. The firm also recently completed One Channel Center, a nearly 500,000-square-foot office building for State Street Bank in Boston’s emerging Innovation District, and Gale South Beach, a boutique hotel in Miami that balances tropical Art Deco design with modern amenities, including a roof-top bar and pool, a restaurant and cocktail lounge, and a nightclub. The firm is currently working on Solitair Residences, Miami’s new 48-story luxury apartment building located at the entrance to Brickell Citi-Centre in the Brickell Financial District.

“We have always put collaboration, innovation, and client service at the center of our design philosophy and practice. Joining with such a diverse, multidisciplinary company as Stantec affords us the opportunity to further our design vision while growing and better serving our clients,” says Fred Kramer, president of ADD Inc. “Stantec’s strengths complement our vision and will give our team the opportunity for continued growth through projects with different types of clients, including those in the public sector and research and development institutions.”

Stantec has existing offices in both ADD Inc locations, with over 90 employees in each of its downtown Boston and Coral Gables, Florida offices. ADD Inc brings Stantec’s total count of US staff to about 6,400 employees.

About Stantec

We’re active members of the communities we serve. That’s why at Stantec, we always design with community in mind. The Stantec community unites more than 14,000 employees working in over 230 locations. Our work—professional consulting in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics—begins at the intersection of community, creativity, and client relationships. With a long-term commitment to the people and places we serve, Stantec has the unique ability to connect to projects on a personal level and advance the quality of life in communities across the globe. www.stantec.com

Cautionary note regarding forward-looking statements
This news release contains forward-looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that a number of factors could cause actual future results to differ materially from the forward-looking statements made in this news release. These factors include, but are not limited to, the risk that the proposed transaction does not close when expected or at all or that the anticipated benefits of the transaction are not realized.

Media Contact Alison Smith Stantec Media Relations (617) 654-6062 (o) (978) 727-7097 (c) Alison.Smith@stantec.com	Investor Contact Crystal Verbeek Stantec Investor Relations (780) 969-3349 (o) Crystal.Verbeek@stantec.com	ADD Inc Contact Frederick A. Kramer, AIA President (617) 234-3154 (o) fkramer@addinc.com